Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-144282

July 25, 2007

Perfect World Co., Ltd.

Perfect World Co., Ltd., or Perfect World, has filed a registration statement on Form F-1, including a prospectus (the “Prospectus”), with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Perfect World has filed with the SEC for more complete information about Perfect World and this offering. Investors should rely upon the Prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Perfect World has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Perfect World, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Morgan Stanley 1-800-584-6837 or Credit Suisse 1-800-221-1037 (calling these numbers is not toll free outside the United States). You may also access Perfect World’s most recent prospectus by visiting EDGAR on the SEC website at http://sec.gov/Archives/edgar/data/1403849/000119312507159786/df1a.htm.

On July 25, 2007, we priced our initial public offering of 11.8 million American Depositary Shares, or ADSs, at $16.00 per ADS. The ADSs will begin trading on Thursday, July 26, 2007 on the NASDAQ Global Market under the symbol “PWRD.”

We are in the process of developing Chi Bi ( ), a 3D MMORPG, and plan to launch Chi Bi in the fourth quarter of 2007. We filed a trademark application for the Chinese name of Chi Bi under Category 41, which includes online game, with the Trademark Office of the State Administration for Industry and Commerce in China, or the Trademark Office, in October 2006. As of the date hereof, we are not aware, through our trademark search of publicly available sources and our PRC counsel’s trademark search with the Trademark Office, that the Chinese name of Chi Bi, which is , has been preliminarily approved as a registered trademark relating to online game under Category 41 in China.

Subsequent to the pricing on July 25, 2007, we became aware that another online game company based in China claimed that it owns more than 10 classes of trademarks of “Chibi” in four key categories, including “online game” and “game,” in China and also owns full intellectual property rights of “Chibi,” a self-developed 3D online game. The above claim does not relate to any of our existing games or other games under development.

We believe that our Chi Bi game under development and the proposed trademark related to the game do not infringe upon any third party’s rights and that the above claim will not have any material effect on our business. However, if our trademark or other intellectual property rights with respect to our Chi Bi game under development were found to violate any third party’s rights, our business and results of operations could be adversely affected. See “Risk Factors-Risks Related to our Business-We may be subject to future intellectual property rights claims or other claims which could result in substantial costs and diversion of our financial and management resources away from our business” in the Prospectus.